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                             February 26, 2021

       Charles Martin
       Chief Financial Officer
       Experience Investment Corp.
       100 St. Paul St., Suite 800
       Denver, CO 80206

                                                        Re: Experience
Investment Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 29,
2021
                                                            File No. 333-252529

       Dear Mr. Martin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 29, 2021

       Cover page

   1. Please revise the letter to stockholders of EIC to disclose the voting and economic interests under the no
redemption and maximum redemption scenarios.
       Summary of the Material Terms of the Transaction, page 4

   2. Please disclose here, in the Question and Answer section, and on the prospectus cover page that because the
market price of EIC common stock will fluctuate, Blade
                                                        stockholders cannot be
sure of the value of the shares of EIC common stock they will receive.
 Charles Martin
FirstName
ExperienceLastNameCharles
          Investment Corp. Martin
Comapany26,
February  NameExperience
            2021          Investment Corp.
February
Page 2 26, 2021 Page 2
FirstName LastName
Questions and Answers, page 7

3. Please revise this section, where applicable, to disclose whether there is a termination fee payable by either party if it elects not to proceed with the business combination.
Summary, page 21

4. Please revise this section to describe Blade's "asset light" business model. In this regard, please clearly disclose, if true, that Blade does not own or operate its aircraft and, instead, relies exclusively on third party contractors to operate and maintain its aircraft. Your disclosure should address the strengths and vulnerabilities associated with this business model.
Blade Stockholder Support Agreements, page 23

5. Please confirm, if true, that support agreements entered into by Blade stockholders were entered into only by executive officers, directors, affiliates and holders of 5% or more of
         Blade voting equity securities, and that Blade is soliciting consents from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering.
         Refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13. In
         addition, revise to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Blade (and their affiliates). Refer to Item
         3(h) of Form S-4. Lastly, revise throughout the registration statement, if true, to disclose that parties to the support agreements are required to submit consents approving the adoption of the merger agreement and related transactions even if such parties or the
         Blade board subsequently determine that the transactions are not advisable.
Interests of Certain Persons in the Business Combination, page 28

6. We note your disclosure that Steele ExpCo has committed to purchase 2,005,000 shares of
         EIC Class A common stock at a price per share of $10.00 as part of the PIPE investment.
         Please quantify here and where similar disclosure appears at page 102, the current market value of the shares that Steele ExpCo will receive in exchange for its $20,050,000 PIPE investment.
7. Please revise to (i) clarify, if true, that there is no cap/ceiling on the reimbursement of out-
         of-pocket expenses to EIC   s officers, directors, and affiliates,
(ii) quantify such amounts,
         (iii) quantify the compensation received by    certain of EIC   s
officers and directors    that
         are employed by KSL   s affiliate, (iv) quantify the economic
interests of such persons in
         the Sponsor, and (v) quantify the economic interests that    certain
of EIC   s directors    hold
         in the Sponsor that are subject to forfeiture if they cease serving as directors before the merger.
 Charles Martin
FirstName
ExperienceLastNameCharles
          Investment Corp. Martin
Comapany26,
February  NameExperience
            2021          Investment Corp.
February
Page 3 26, 2021 Page 3
FirstName LastName
Risks related to the Business Combination, page 33

8. Please expand the fourth paragraph under this heading to more fully describe the actions that may be taken by existing EIC stockholders that may have a depressive effect on EIC's securities. Specifically, explain here, if true, that buying stock in order to increase the likelihood of shareholder approval is a viable strategy for EIC stockholders and one which would potentially depress share prices.
Background of the Transactions, page 88

9. We note your disclosure in the first paragraph of this section that you evaluated 40 potential targets and your related discussion of other alternatives at page 95. However your disclosure in this section appears to focus almost exclusively on the Blade transaction. Please expand your discussion in this section to describe the process utilized to evaluate 40 potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Your disclosure should clearly state why you deem the business combination with Blade to be superior to available alternatives.
10. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement with Blade and the other agreements related to the business combination. For example, given the specificity of the non-binding letter of intent sent on October 2, 2020, please describe the substance of the parties' multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings.
11. We note your reference to the financial models prepared on or about September 25, 2020 and October 23, 2020. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.
12. We note the negotiations which occurred from October 7, 2020 through execution of the agreement on December 14, 2020. Revise your description of this iterative process to discuss in greater detail the substance of meetings and calls, including the terms that were discussed, how parties' positions differed, and how issues were resolved. In this regard, it is insufficient to state that discussions took place or to list (without further discussion) key topics or questions raised. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why each board
 Charles Martin
Experience Investment Corp.
February 26, 2021
Page 4

         found the final terms of the deal to be fair to stockholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.
EIC   s Board of Directors    Reasons for Approval of the Transactions, page 94

13. Please describe the extent, if any, to which your assessment of the attractiveness of this transaction involved a comparison of Blade or the post-combination company against peer group valuations. If so, please revise this section to describe your comparables.
Development, approval and acceptance of EVA, page 188

14. We note that there are no EVA currently certified by the FAA. Please revise here and in the Summary to state whether EVA have ever been approved or denied certification by the
         FAA. Also, please provide a discussion of the expected timetable for approval of the aircraft, including a discussion of the necessary steps for approval. If you are unable to provide a specific timetable, please revise to clarify whether approval is expected within the next year. In addition, please address how your business will be affected if EVA are unable to secure approval from the FAA and other relevant governmental authorities.
Well-known and Respected Brand, page 197

15. We note references here and elsewhere in the filing to your flier acquisition campaigns and leveraging your brand to acquire fliers. Please revise to clarify what these campaigns involve, how much they typically cost, and how you measure their success. Further please discuss how you have been able to avoid product placement costs. Beneficial Ownership Table, page 225

16. Please revise to disclose the natural person(s) with voting and dispositive control over the shares held by the entities identified in your table.
Blade Urban Air Mobility, Inc., Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-43

17. Please expand your disclosure to describe your revenue recognition accounting policy for the gift card credit, monthly commuter pass charge, and annual airport pass charge in accordance with ASC 606.
FirstName LastNameCharles Martin
18. Please tell us how you determined that it was appropriate to combine your MediMobility
Comapany
       organNameExperience     Investment
              transplant and jet          Corp.
                                 revenues in your disaggregated revenue
disclosure. Refer to ASC
       606-10-50-5
February             and 606-10-55-89
          26, 2021 Page   4             through 55-91.
FirstName LastName
 Charles Martin
FirstName
ExperienceLastNameCharles
          Investment Corp. Martin
Comapany26,
February  NameExperience
            2021          Investment Corp.
February
Page 5 26, 2021 Page 5
FirstName LastName
Note 9 - Stock-Based Compensation
Award Modification, page F-55

19. We note that in July 2020 certain stock options were modified to adjust the exercise price down to $0.13. Please disclose the amount of stock options that were modified. In addition, please provide us with a recent fair value of your common stock and explain the reasons for any differences between the recent valuation and your July 2020 valuation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Suying Li at (202) 551-3335 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      William Brentani